Robert A. Forrester
                                 Attorney at Law
                           1215 Executive Drive West,
                                    Suite 102
                              Richardson, TX 75081
                                                                 (972) 437-9898
                                                             Fax (972) 480-8406




January 17, 2007

Craig Slivka
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D. C. 20549-7010

RE:      Definitive Proxy Statement of Schedule 14A
         Gibbs Construction, Inc. (the "Company")
         File No 1-14088

Dear Mr. Slivka:

This letter is sent in response to the staff's comment letter of January 10, 2007, to the above issuer and in reference to its preliminary proxy statement.

The comment letter addressed two issues. The first related to the resubmission of the withdrawal of a previously filed registration statement. That resubmission was made yesterday, Tuesday January 16, 2007. The other comment related to separation of various matters to be considered at the meeting.
This comment has been resolved with the staff orally and those changes are reflected in the filing made contemporaneously with this letter.

Please do not hesitate to contact me at the above telephone number if I can answer any of the staff's questions.



Very truly yours,





Robert A. Forrester